EXHIBIT 99.1

News Release

Rosetta Genomics Announces Commercial Availability of Its Third
MicroRNA-Based Diagnostic test: miRview™ meso

•	The company now has three commercially available molecular diagnostic tests for cancer
•	The company expects to perform approximately 2,000 tests during 2009 in its laboratory in Philadelphia, PA.

Rehovot, Israel; Jersey City, New Jersey; Philadelphia, Pennsylvania (December 29, 2008) –Rosetta Genomics, Ltd. (NASDQ: ROSG), the leading developer of microRNA-based molecular diagnostics, announced today the introduction of its third diagnostic test, miRview™ meso. The test is now commercially available through Rosetta Genomics CLIA-certified lab in Philadelphia.

To order the test, physicians may contact 1-888-522-7971, or visit the company’s website www.rosettagenomics.com.

“I am very excited to finally see a molecularly-based test that can objectively differentiate mesothelioma from several types of carcinomas in the lung with such high level of accuracy" noted Harvey Pass, MD, Division Chief for Thoracic Surgery and Thoracic Oncology at the New York University Langone Medical Center. "Ruling out Mesothelioma from lung cancer for individuals that were exposed to asbestos can be difficult and challenging.  I am sure that this test will become an important tool for both oncologists and pathologists in obtaining the right diagnosis in these patients.”

Malignant pleural mesothelioma is directly linked to exposure to asbestos particles, as well as to various heavy metals. Rescue workers, shipyard workers, and miners are at increased risk of developing mesothelioma.  Currently, there is no single diagnostic test that is entirely conclusive for this differentiation. In addition, pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable test, mesothelioma can be difficult to identify from other cancers.

miRview™ meso differentiates mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung. Currently, there is no single diagnostic test that is entirely conclusive for this differentiation. Each year, approximately 130,000 patients in the United States are diagnosed with adenocarcinoma of the lung. miRview™ meso is available for $3170.

Rosetta Genomics currently has approximately $16M in cash, and it expects to perform approximately 2,000 tests during 2009 in its laboratory in Philadelphia, PA.

The company is now offering the following ground-breaking tests through its clinical lab in Philadelphia:

•
miRview™ mets – This test can accurately identify the primary tumor site in patients presenting with metastatic cancer, as well in patients with Cancer of Unknown Primary (CUP). In the U.S., hundreds of thousands of patients are diagnosed each year with metastatic cancer, and approximately 70,000 patients are labeled CUP patients. miRview™ mets is available for $3650.

•
miRview™ squamous – This test differentiates between two subtypes of non small cell lung cancer (NSCLC). This diagnosis is important as some NSCLC patients have demonstrated varying response patterns ranging from a high incidence of severe or fatal internal bleeding in the lungs to overall poor response to treatment. In the US alone, approximately 170,000 patients are diagnosed each year with NSCLC. miRview™ squamous is available for $3170.

•
miRview™ meso - This test differentiates mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung. Currently, there is no single diagnostic test that is entirely conclusive for this differentiation. Each year, approximately 130,000 patients in the United States are diagnosed with adenocarcinoma of the lung. miRview™ meso is available for $3170.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics.  Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases.  In addition, microRNAs have been shown to have different expression in various pathological conditions.  As a result, these differences may provide for a novel diagnostic strategy for many diseases.

About Rosetta Genomics
Rosetta Genomics (Nasdaq: ROSG) is a leading developer of microRNA-based molecular diagnostics.   Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company have their first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, commercially available through its Philadelphia-based CLIA-certified lab.

Contact:
Media& Investors
Ron Kamienchick
T: 1-(646)- 509 1893
E: investors@rosettagenomics.com

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease and the timing of introduction of additional microRNA-based diagnostic tests, including miRview meso, miRview squamos and miRview mets, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover and develop novel diagnostics and therapeutic tools, which is unproven and may never lead to commercially accepted products or services; Rosetta’s  ability to fund and the results of further pre-clinical and clinical trials; Rosetta’s ability to obtain, maintain and protect the intellectual property utilized by Rosetta’s products; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop and commercialize its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.